SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pointer Telocation Ltd.

NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS
April 19, 2007

        Notice is hereby given that an Annual Meeting (the “Meeting”) of the Shareholders of Pointer Telocation Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Thursday, April 19, 2007, at 11:00 A.M. (Israel time) for the following purposes:

1.     To elect Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal and Ken Lalo as directors of the Company for the coming year.

2.     To appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2006 and the year ending December 31, 2007 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

3.     To receive Management’s report on the business of the Company for the year ended December 31, 2005 and to review the Company’s Financial Statements for the year then ended.

        Shareholders of record at the close of business on March 13, 2007, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date: March 13, 2007

PROXY STATEMENT

POINTER TELOCATION LTD.
1 Korazin Street
Givatayim
Israel

ANNUAL MEETING OF SHAREHOLDERS
April 19, 2007

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on Thursday, April 19, 2007, at 11:00 A.M. or at any adjournment thereof. The record date for determining which of our shareholders are entitled to notice of, and to vote at, the meeting is established as of the close of business on March 13, 2007.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1 and 2 to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least half of the votes actually cast with respect to such proposal.

PROPOSAL 1
ELECTION OF DIRECTORS

        The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	50	Yossi Ben Shalom has served as our Chairman of the Board of Directors since 2003. He had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Company.

Barak Dotan	38	Barak Dotan has served as a director on our board since April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada [Nasdaq--JCDA], formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Yoel Rosenthal	51	Yoel Rosenthal has served as a director on our board since April 2003. He is a veteran accountant with over 20 years of experience. Prior to joining DBSI Investments Ltd., Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Ken Lalo	48	Ken Lalo has served as a director on our board since April 2003. Mr. Lalo is the Executive Vice Chairman of Nipson SAS and Chairman of its US, UK and German subsidiaries. From 2001, he served as Vice President, Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. and also as a member of the Boards of Directors of various affiliates of Koonras, including publicly traded and private companies. From 1993 until 2001, he served as Vice President and General Counsel, Clal Industries and Investments Ltd. and as a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. Mr. Lalo holds an LL.B. from Tel-Aviv University, an M.C.L (Master of Comparative Law) degree from Georgetown University and an M.B.A from Northwestern University/Tel-Aviv University.

        Our board of directors will present the following resolution at the meeting:

        "RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Mr. Ken Lalo are hereby elected to serve as directors for the coming year and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby "For" the election of Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal, and Mr. Ken Lalo.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1.

PROPOSAL 2
TO APPOINT KOST FORER GABBAY & KASIERER AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
DECEMBER 31, 2006 AND THE YEAR ENDING DECEMBER 31, 2007 AND TO
AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public accountants.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

        “RESOLVED to appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2006 and the year ending December 31, 2007 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2006 and the year ending December 31, 2007 and authorizing the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 2.

PRESENTATION OF FINANCIAL STATEMENTS

        To receive Management’s report on the business of the Company for the year ended December 31, 2005 and to receive the Company’s Consolidated Balance Sheets at December 31, 2005 and the Consolidated Statements of Income for the year then ended.

        The Israeli Companies Law requires the presentation of the Consolidated Balance Sheets of the Company to the Shareholders of the Company.

        The Management’s report on the business of the Company for the year ended December 31, 2005 and the Company’s Consolidated Balance Sheets at December 31, 2005 and the Consolidated Statements of Income for the year then ended will be presented to the Shareholders of the Company.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors —————————————— March 13, 2007

POINTER TELOCATION LTD.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒			FOR	AGAINST	ABSTAIN
	1.	To elect Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal and Ken Lalo as directors of the Company for the coming year.	☐	☐	☐
	2.	To appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2006 and for the year ending December 31, 2007 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.	☐	☐	☐
Name: ______________ number of shares: __________________

Signature:___________________________ Date:_________
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.
Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

POINTER TELOCATION LTD.

For the Annual Meeting of Shareholders To Be Held On Thursday, April 19, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Pointer Telocation Ltd. ("Pointer" or the "Company") hereby appoints each of Yossi Ben - Shalom, and Adv. Orly Tsioni the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Thursday, April 19, 2007, at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)
SEE REVERSE SIDE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 13, 2007